Filed by Computer Horizons Corp. pursuant to Rule 425
under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Computer Horizons Corp.
Commission File No.: 000-07282

[COMPUTER HORIZONS CORP. LOGO]	[ANALYSTS INTERNATIONAL LOGO]

FOR IMMEDIATE RELEASE

COMPUTER HORIZONS FILES REGISTRATION STATEMENT WITH SEC REGARDING
PROPOSED MERGER WITH ANALYSTS INTERNATIONAL

Mountain Lakes, NJ, May 31, 2005—Computer Horizons Corp. (Nasdaq: CHRZ) today announced that it has filed a registration statement on Form S-4 containing the joint proxy statement/prospectus of Computer Horizons Corp. and Analysts International Corporation (Nasdaq: ANLY) with the Securities and Exchange Commission regarding the previously announced proposed merger of the two companies.

William J. Murphy, President & CEO of Computer Horizons Corp., said, "We are excited about this proposed transaction and the potential of creating significant product and service cross-selling opportunities through the companies' customer lists, which have very little overlap. By combining the highly complementary product and service lines, the merged company should generate improved long-term operating and financial results and establish a stronger competitive position in the industry. The key reasons for the merger are to improve the growth propects for both companies and to create greater shareholder value than could be achieved by either company at its current size."

"The merger will create one of the largest US-based IT Services companies, with $600 million in revenues (based on 2004 revenues), 50 offices and over 5,000 consultants. Increasingly customers are requiring that their IT service providers be of a certain critical mass," said Jeffrey P. Baker, President of Analysts International Corp. "This transaction will immediately elevate us to an industry tier where we can better compete for this work. In addition, we believe that we can achieve at least $15 million in annual cost savings through the synergies created by the merger. The combined company should realize greater liquidity and increased institutional investor interest and, as a result, increased market valuation with the potential for further expansion."

About Computer Horizons Corp.

Computer Horizons Corp. ('CHC') (NASDAQ: CHRZ) provides professional information technology (IT) services to a broad array of vertical markets, such as financial services, healthcare, pharmaceutical, telecom, consumer packaged goods, as well as the federal government, through its wholly-owned subsidiary, RGII Technologies, Inc.

CHC's wholly-owned subsidiary, Chimes, uses its proprietary technology to enable its Global 2000 customer base to align and integrate business planning with human resource management across an enterprise's business functions. For more information on Computer Horizons, visit www.computerhorizons.com.

About Analysts International Corporation

Analysts International is a global technology services company with annual revenue of more than $330 million. Headquartered in Minneapolis, the company is a leader in implementing and managing technology solutions, committed to helping businesses become more adaptive, competitive and profitable. Working with industry leaders to expand our capabilities and value for our customers, Analysts International has established a loyal following of more than 1,000 client organizations, ranging from Fortune 50 global companies to mid-tier industry leaders. The company's nationwide network of offices and customer service sites allows us to adapt resources and services for any size project or supplemental requirement. Our clients benefit from a single point of contact across the full range of IT services. Analysts International's lines of business include Technology Integration Services for applications and hardware; Advisory Services for optimizing IT investments; Outsourcing Services with local, national and international capabilities; and Staffing Services to support human capital management needs. For more information, visit http://www.analysts.com.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release may include statements about future financial and operating results and about the proposed merger of Computer Horizons and Analysts International. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not received required shareholder or governmental approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Computer Horizons or Analysts International expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) the risk that the Computer Horizons " and Analysts' businesses will not be integrated successfully to yield the anticipated cost savings and financial results; (ii) costs related to the proposed merger may be higher due to delays in obtaining regulatory approvals; (iii) failure of the Computer Horizons and Analysts shareholders to approve the proposed merger; and (iv) other economic, business, competitive and/or regulatory factors affecting Computer Horizons' and Analysts' businesses generally, including those set forth in Computer Horizons' and Analysts' filings with the SEC, including in their respective Annual Reports on Form 10-K for the most recent fiscal years, especially in the Management's Discussion and Analysis section, the most recent Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K. All forward-looking statements included in this press release are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this press release to reflect events or circumstances after the date of this release or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

Computer Horizons Corp. and Analysts International Corporation security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information about the transaction. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Computer Horizons Corp. and Analysts International Corporation on May 31, 2005 and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Computer Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. Free copies of the joint proxy statement/prospectus and other documents may also be obtained for free from Computer Horizons Corp.'s and Analysts International Corporation's respective investor relations at dreingol@computerhorizons.com and pquist@analysts.com, respectively.

Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement. Information regarding Computer Horizons' officers and directors is included in Computer Horizons' Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005. Information regarding Analysts International's officers and directors is included in

Analysts International's Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 22, 2005. These documents are or will be available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Computer Horizons Corp.'s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.

Corporate Contacts:	David Reingold, SVP, Marketing, IR Computer Horizons Corp. (973) 299-4105 dreingol@computerhorizons.com	Investors:	Lauren Felice RFBinder Partners, Inc. (212) 994-7541
	Penny Quist Analysts International Corporation (952) 835-5900 pquist@analysts.com	Media:	Kirsten Plonner RFBinder Partners, Inc. (212) 994-7546 Kirsten.plonner@rfbinder.com